Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON NOVEMBER 1, 2010

DATE, TIME AND PLACE:	On November 1, 2010, at 4:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo.

CHAIR:    Pedro Moreira Salles.

QUORUM:    The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.	Registered the resignation request submitted by the Officer Luiz Felipe Pinheiro de Andrade, pursuant to the letter delivered to the Company on September 30, 2010.

2.
Elected to the position of Officer for the annual term of office expiring when those elected by the first Board of Directors meeting following the Ordinary General Shareholders’ Meeting of 2011  take office,  CARLOS EDUARDO DE SOUZA LARA, Brazilian, married, engineer, bearer of ID RG-SSP/SP 14.685.165-1, registered in the tax register (CPF) under number 088.531.658-47, domiciled in São Paulo (SP) at Av. Brigadeiro Faria Lima, 3,400, 3rd floor, who complies with the preliminary conditions for eligibility pursuant to articles 146 and 147 of Law 6,404/76  and in the prevailing regulations, especially Resolution 3,041/02 of the National Monetary Council (“CMN”).

3.	Pursuant to the norms of the CMN and the Central Bank of Brazil, the following appointments were made:

a)
the Officer CARLOS EDUARDO DE SOUZA LARA was appointed as responsible for liquidity risk controls (CMN Resolution 2,804/00). It is hereby ratified that as from the resignation of the Officer Luiz Felipe Pinheiro de Andrade and until the election of Carlos Eduardo de Souza Lara is confirmed by the Central Bank and the latter has taken up his post, this responsibility shall be assumed by the Executive Officer SÉRGIO RIBEIRO DA COSTA WERLANG;

b)	the Executive Officer MARCOS DE BARROS LISBOA has been appointed as responsible for the supply of information pursuant to legal and regulatory norms (BACEN Circular 3,504/10).

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, November 1, 2010. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Israel Vainboim and  Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer